UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

On or about April 28, 2023, Textainer Group Holdings Limited (the “Company”) caused copies of the following documents to be mailed to the Company’s shareholders of record: (1) the Company’s 2022 Annual Report to Shareholders and (2) the Company’s Notice of 2023 Annual General Meeting of Shareholders to be held on June 1, 2023, together with the accompanying Proxy Statement and accompanying Form of Proxy Card.

The Company’s 2022 Annual Report to Shareholders includes the Company’s financial highlights, letter to shareholders and Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit
99.1	Textainer Group Holdings Limited 2022 Annual Report to Shareholders
99.2	Textainer Group Holdings Limited Notice of 2023 Annual General Meeting of Shareholders to be Held June 1, 2023, Proxy Statement and Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer